SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                     "WE MUST NOT BE MOVED BY TERRORISTS"

RYANAIR CALLS ON UK DfT TO SHOW LEADERSHIP AND RESTORE AIRPORT SECURITY TO IATA
                                     NORMS

          SUBMITS GBP3M. COMPENSATION CLAIM - PROCEEDS TO GO TO CHARITY

               RELEASES 1m. SEATS AT 99p. TO KEEP BRITAIN FLYING

Ryanair, the UK's largest passenger airline, today (Friday, 25th August 2006) repeated its call for the UK Government to adopt the same defiant response it took after the 7/7 London Underground attack, by not giving in to terrorism, and restore UK airport security to the same IATA norms that are followed at every other European international airport, and on every inbound flight to the UK. Ryanair reconfirmed that the "additional" security measures introduced by the DfT are ineffective and are - according to the BAA - "unsustainable". These measures achieve nothing other than give rise to large queues, frequent delays and will result in further flight cancellations over the coming busy August Bank Holiday weekend.

Ryanair highlighted that these "additional" security measures are nonsensical and ineffective, as follows:

        1. The reduced carry on luggage limits apply only to outbound UK flights, but not to UK inbound flights. In security terms, this is illogical.

        2. Reducing the carry on luggage limits to a "large briefcase" when the internationally accepted IATA carry on bag is only 20% greater, does not add in any way to airport or aircraft security. A large briefcase is no more or less safe that the IATA standard carry on bag, all of which are processed through the same airport X-Ray security machines. In security terms, this is nonsensical.

        3. The continuing requirement to body search every second passenger passing through UK airport X-Ray security machines (instead of the normal one in four) means that many families, elderly couples and young children are now being body searched as potential terrorists and extremists. This is patently nonsensical. The hard pressed and overworked security staff should not be wasting time body searching passengers who are patently not terrorists or extremist suspects. In security terms, this is ineffective and unnecessary. The BAA airports have admitted that these additional security measures are unsustainable.

        4. The policy of confiscating bottles, cosmetics and toiletries at UK airport security points, has no effect on aircraft security, particularly when all passengers are then allowed to buy these products again in duty free and bring them on board UK outbound aircraft. In security terms, this makes no sense whatsoever. If as the Department for Transport claims, British citizens are really in danger from toiletries, cosmetics and liquids, then they should be banning these products in airport duty frees, as well as on board inbound UK flights, the London Underground and on Eurotunnel as well.


Calling for the UK Government to show some leadership, and restore UK airport security to the IATA norm, Ryanair's Chief Executive, Michael O'Leary said:

        "Ryanair has released another 1 million seats for sale on our website at just 99 pence (plus taxes) to keep Britain flying. Sadly the UK DfT is doing nothing to restore normality. The longer these additional, yet nonsensical and ineffective security measures remain at the UK airports, then the more UK passengers and visitors will suffer unnecessary queuing, delays and flight cancellations. The DfT is undermining the credibility of UK airport security and pandering to the extremists by continuing to require these nonsensical and ineffective measures. The DfT has failed to explain how these measures add to or improve airport security.

        "We should not be moved - the way to defeat terrorism is to get back to normal. It is a pity that the UK Government has so far failed to adopt the same rock solid approach it took when it successfully restored the London Underground to normal within two days of the 7/7 attacks. It is now two weeks since the Government successfully averted the alleged terrorist/extremist attack at the UK airports, and it is time to return UK airports security to the same IATA norms which apply at every other international European airport, and which have successfully prevented a terrorist/extremist attack at a UK airport or a UK aircraft for over 25 years. Sadly the DfT, by failing to return airport security to normal, is handing the extremists an undeserved and unnecessary victory!.

        "We have today submitted a claim for compensation to the UK Department for Transport under Section 93 of the Transport Act 2000. The value of the claim is just over GBP3m. and reflects Ryanair's losses from cancellations and lost bookings over the week of 10-16 August only. The purpose of this claim is to encourage the DfT to restore UK airport security to the effective IATA norm, and to prevent similar breakdowns at UK airports during future security scares by putting in the necessary police and army personnel to carry out the extra security checks whenever the Government decides to double or quadruple them again, without notice.

        "As Ryanair's sole motive in this action is to defeat terrorism by returning airport security to normal, and since we don't wish to be seen to profit in any way from suing the Government, all proceeds received from a successful claim under the 2000 Transport Act will be donated to Ryanair's nominated charity, Orbis, which is fighting to eliminate avoidable blindness in the developing world by operating the world's only flying eye hospital (www.orbis.org.uk)".


Ends. Friday, 25th August 2006

For further information
please contact:

Pauline McAlester                     Peter Sherrard
Murray Consultants                    Ryanair
Tel. +353-1-4980300                   Tel. +353-1-8121212

                                      www.ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 August, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director